UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

PRESS RELEASE	ARCADIS NV

Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS SELECTED FOR PRESTIGIOUS PROJECT IN AMSTERDAM

ARNHEM, The Netherlands – September 19, 2005 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, announced today that it has been selected – after a tendering procedure – as an advisor for the prestigious Zuidas-Dok (Southern Axis Dock) project in Amsterdam.

With the Zuidas project, the Dutch government and the city of Amsterdam, together with other parties, want to create a high quality environment for living, working and leisure with international stature. To make the project possible, the A10 highway, railroad connections, subway and tram lines will be brought underground, and all connections will be consolidated into one terminal to optimize connectivity between public transportation modes. In the coming years, several billions of euros will be invested in the construction of this project.

The Southern Axis Dock project is the largest integrated infrastructure and real estate project in the Netherlands. The plans call for the development of more than a million square meters of commercial real estate with offices, stores and leisure facilities, as well as housing. These will be realized right above the area where the infrastructure facilities are brought underground.

ARCADIS was assigned to the project by the team that is responsible for the preparation of the integrated development of the underground infrastructure and commercial development. This team is led by Jan Doets, who has been appointed in this position by the city of Amsterdam and the Dutch state.

In the coming period of “calculating and drawing,” ARCADIS will – in cooperation with public and yet to be selected private parties – be responsible for providing engineering services to the underground infrastructure and the high-rise constructions above ground level. In addition, the Company will make a plan to ensure the level of quality in the environment in all aspects for existing users, as well as those who will move in over time.

Reacting to the news, Douwe Kras, Managing Director for ARCADIS’ Dutch activities said: “We are very pleased that we have won this prestigious contract. It will allow us to apply our integrated approach with a wide range of disciplines, including project management and consultancy services, to make this project a success.”

ARCADIS is a global network of business professionals providing services to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 9,000 employees and $1 billion in gross revenue the company is present with a close-knit local network. Knowledge and experience are of international significance focused on providing added value to our clients.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information please contact:

ARCADIS, Joost Slooten, phone: +31-26 3778604 e-mail: j.slooten@arcadis.nl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: September 21, 2005	By:	/s/ J. M. van Bergen-van Kruijsbergen
J. M. van Bergen-van Kruijsbergen
Company Secretary